Exhibit 99.1
Chartered Semiconductor Manufacturing Ltd.
(Incorporated in Singapore)
(Registration Number: 198703584K)
Chartered Clarifies Singapore’s Business Times Commentary
Introduction
Chartered Semiconductor Manufacturing Ltd. (“Company”) issued the following announcement in the context of the proposed acquisition of the Company by ATIC International Investment Company LLC (“Acquiror”).
Singapore’s Business Times commentary
With reference to today’s commentary in the Singapore Business Times on the announcement released by the Company on 29 May 2009, the Company wishes to reiterate its statement that, while from time to time it engages various parties in discussions to pursue business opportunities or concerning the strategic direction of the Company, it had not then received a bid from Acquiror or its parent company, Advanced Technology Investment Company LLC (“ATIC”).
The Company also wishes to add that Singapore Technologies Semiconductors Pte Ltd (“STS”), a 62.28% shareholder of the Company, has confirmed to the Company that neither STS nor its parent company Temasek Holdings (Private) Limited had on or prior to 29 May 2009 received any bid from the Acquiror or ATIC for the acquisition of the Company.
Responsibility Statement
The Directors of the Company (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement (other than those relating to the Acquiror, ATIC, STS or Temasek) are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors has been to ensure through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.
By Order of the Board
Chartered Semiconductor Manufacturing Ltd.
Singapore
15 September 2009